

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

<u>Via E-mail</u>
Mr. Adam C. Derbyshire
Executive Vice President, Finance & Administration, and
Chief Financial Officer
Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, North Carolina 27615

Re: **Salix Pharmaceuticals, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-23265

Dear Mr. Derbyshire:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief